EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PerkinElmer, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Fiscal Year Ended
	December 30, 2007	December 31, 2006	January 1, 2006	January 2, 2005	December 29, 2003
	(In thousands; except for ratio)
Fixed charges
Interest expense and amortization of debt premiums and discounts on all indebtedness	$14,772	$8,635	$40,531	$36,203	$52,284
Interest on rental expense	7,220	7,540	6,120	6,920	7,220

Total fixed charges	21,992	16,175	46,651	43,123	59,504

Earnings
Income from continuing operations before income taxes	151,289	150,736	66,660	99,344	73,442

Earnings available to cover fixed charges	$173,281	$166,911	$113,311	$142,467	$132,946

Ratio of earnings to fixed charges	7.9	10.3	2.4	3.3	2.2

Deficiency in earnings required to cover fixed charges	$—	$—	$—	$—	$—